UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☐ Form 10-K     ☐ Form 20-F       ☐  Form 11-K        ☑  Form 10-Q     ☐   Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:      June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:     _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calypte Biomedical Corporation

Full Name of Registrant

Former Name if Applicable

16290 S.W. Upper Boones Ferry Road

Address of Principal Executive Office ( Street and Number)

Portland, OR 97224

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Calypte Biomedical Corporation (the “Registrant”) is not timely filing its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “Second Quarter Form 10-Q”).

The principal reasons for the Registrant’s inability to file the Second Quarter 10-Q at this time are as follows: (1) the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) was not timely filed, but was filed on April 27, 2009, for the reasons disclosed in the Notification of Late Filing on Form 12b-25 filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2009; (2) the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 (the “First Quarter 10-Q”) was not timely filed, but was filed on August 7, 2009, because the Registrant could not begin preparation of the consolidated financial statements and the First Quarter Form 10-Q, with all the required disclosures, until it completed the Form 10-K; (3) the Registrant has been preparing responses to a comment letter dated July 16, 2009 received from the Commission regarding the Registrant’s application of certain accounting policies to its treatment of long term assets and stock options in its audited consolidated financial statements for the fiscal year ended December 31, 2008 contained in its Form 10-K; and (4) the Registrant has not yet received necessary financial information from its Chinese subsidiaries.

As a result of the Registrant’s inability to timely file the Form 10-K and the First Quarter Form 10-Q and the other events described above, the Registrant requires additional time to complete the preparation of its consolidated financial statements for the quarter ended June 30, 2009, have them properly certified by the executive officers, and have them reviewed by its independent auditors.  The Registrant will not be in a position to file the Form 10-Q by the fifth calendar day following the required filing date, August 14, 2009, as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Adel Karas	(503)	726-2227
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑  Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes    ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Calypte Biomedical Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2009	By:	/s/ Adel Karas
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).